NEWS RELEASE

INTEROIL AND GUNVOR SIGN HEADS OF AGREEMENT FOR LNG SUPPLY

Port Moresby and Houston, TX -- November 25, 2011 -- InterOil Corporation (NYSE:IOC) (“InterOil”) and Pacific LNG Operations Ltd. (“Pacific LNG”) announced the signing of a Heads of Agreement (HOA) with Gunvor Singapore Pte. Ltd., for the supply of one million tonnes per annum (mtpa) of liquefied natural gas (LNG) from the Gulf LNG Project in Papua New Guinea. The signing occurred in Port Moresby and was witnessed and supported by Prime Minister Peter O’Neill, the Gulf Governor Havila Kavo, and other cabinet Ministers.

The Prime Minister witnessed the signing of the HOA and acknowledged that the PNG Government supports the phased LNG development of the Gulf LNG project and the financial structure to ensure LNG revenue for all stakeholders by 2014 to early 2015.

Mr. Philip Fjeld, CEO of FLEX LNG LTD, was present to assure the PNG government that FLEX LNG and Samsung can be ready for FID by Year end 2011, in line with the PNG government requests.

The Gulf LNG Project in Papua New Guinea (PNG) comprises the Elk and Antelope gas fields and the planned liquefaction and associated facilities in the Gulf Province of PNG to be developed by Liquid Niugini Gas Ltd., InterOil and Pacific LNG's joint-venture project company.

The HOA, while not binding, sets out the basis upon which the parties intend to negotiate and document terms for the purchase and sale of one mtpa of LNG, for a period of 15 years commencing in 2015, to be supplied by the proposed Gulf LNG Project in PNG. InterOil and Pacific LNG are striving to complete negotiations and execute a binding Sales and Purchase Agreement (SPA) with Gunvor by the second quarter of 2012.

InterOil Chief Executive Officer Phil Mulacek commented, “We are pleased to have executed an HOA with Gunvor, for long-term LNG off-take from our Gulf LNG Project in Papua New Guinea. InterOil is proud to work with Gunvor, one of the largest energy commodity movers in the world. With 2.3 mtpa now committed under HOA’s, InterOil has preliminary LNG offtake arrangements for more than 50% of its start-up LNG volumes. We expect the HOAs to facilitate remaining infrastructure financing arrangements with binding SPA, driving robust debt coverage for the Gulf LNG project.”

Liquid Niugini Gas V.P. LNG, Conrad Kerr, commented, “Gunvor has become an established player in the LNG industry through its success in acquiring, and moving large amounts of short-term LNG cargoes in the last few years. We are interested in value optimization for our LNG, and a long-term relationship with Gunvor enhances this strategy.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

About Gunvor Group

Gunvor Group is the world’s third largest independent oil trading company by turnover, with trading conducted from offices in Geneva, Singapore and Nassau, Bahamas.  Gunvor Group trading partners and clients include eight out of the top ten, and seventeen out of the top twenty of the world’s largest oil and energy companies. In addition to its traditional trading business in crude oil and oil products, Gunvor Group also trades a broad range of other energy commodities including coal, gas, LNG, and emissions. The ownership, operations and management of physical assets demonstrate a long-term commitment to the business.

About Pacific LNG

Pacific LNG is an affiliate of Clarion Finanz A.G, a private company specialized in energy and mining investments. Pacific LNG owns an economic interest of approximately 20% in the Elk Antelope fields, 47.5 % of Liquid Niugini Gas and is a large shareholder of InterOil.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the supply of LNG from the Gulf LNG Project, the construction and development of the proposed Gulf LNG Project including LNG plants, the completion of a definitive supply agreement with Gunvor including the quantity of LNG to be supplied under the agreement and the duration of the agreement, the completion of definitive supply agreements with other parties, including the quantity of LNG to be supplied under the agreement and the duration of the agreements, the timing of LNG production from the Gulf LNG Project, and InterOil's strategy . These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including the heads of agreement entered into with Gunvor. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.